                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                             KEYNOTE SYSTEMS, INC.
    (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

        Options Under Keynote Systems, Inc. 1999 Equity Incentive Plan
             to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  493308 10 0
                     (CUSIP Number of Class of Securities)

                                  John Flavio
             Vice President of Finance and Chief Financial Officer
                             Keynote Systems, Inc.
                               2855 Campus Drive
                         San Mateo, California  94403
                                (650) 522-1000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                            Jeffrey R. Vetter, Esq.
                          Cynthia E. Garabedian, Esq.
                              Fenwick & West, LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306


                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
           Transaction             |
            Valuation              |              Amount of Filing Fee
-------------------------------------------------------------------------------
         Not applicable.*          |                Not applicable.*
-------------------------------------------------------------------------------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.
                           ---------------
Form or Registration No.:  Not Applicable.
                           ---------------
Filing Party:              Not Applicable.
                           ---------------
Date Filed:                Not Applicable.
                           ---------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [ ]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Keynote Systems, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Keynote will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of Keynote who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Keynote who are option holders. Additional copies of these documents may be obtained without charge by employees of Keynote who are option holders by contacting the person specified in these documents.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


       [TRANSCRIPT OF ANNOUNCEMENT/EMAIL TO EMPLOYEES ON APRIL 6, 2001]

To:  Keynote Employees

     Today Keynote is announcing an important and exciting opportunity for all employees who have Keynote stock options. The management of Keynote recognizes that our stock option program is a valuable program for our employees. However, with the recent stock market volatility, especially with respect to Internet stocks, many of you hold Keynote stock options with an exercise price that is significantly higher than the current trading price of Keynote's common stock.

     In light of this situation, I am pleased to announce that the board of directors of Keynote has authorized a stock option exchange program. This is a voluntary program that allows Keynote employees to cancel their current stock options that are underwater in exchange for a new option to be granted by Keynote's board of directors no earlier than six months and one day after the options are cancelled.

     You will be receiving detailed information about this program next week, including a detailed set of questions and answers about the program. In addition, we will be conducting meetings during the week of April 16, 2001 at both of our San Mateo locations to review the program and address any other issues. We will also conduct a conference call for our out of state employees during that week.

     We are looking forward to implementing this program and hope that it will appropriately align the incentives of our employees by giving them a real stake in Keynote's future success. Thanks and keep up the great work.